Exhibit 21

LISTS OF SUBSIDIARIES OF THE COMPANY

NAME OF SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION	D/B/A

Home Depot International, Inc.	Delaware	(Not Applicable)

Home Depot U.S.A., Inc.	Delaware	The Home Depot

HD Development of Maryland, Inc.	Maryland	(Not Applicable)

Certain subsidiaries were omitted pursuant to Item 601(21)(ii) of the SEC’s Regulation S-K.